UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 30, 2003
or
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _______________________________ to ______________________

Commission file number 1-12626

A.   Full Title of the plan the address of the plan, if different from that of the issuer named below:

EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EASTMAN CHEMICAL COMPANY
100 N. Eastman Road
Kingsport, Tennessee 37660

Eastman Investment and Employee Stock Ownership Plan

Table of Contents

Report of Independent Registered Public Accounting Firm	3

Basic Financial Statements:

Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6 – 16

Additional Information (Note A):	17

Schedule of Assets (Held at End of Year)

Signatures	18

Exhibits	19-20

Note A - Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

2

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Eastman Investment and Employee Stock Ownership Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Eastman Investment and Employee Stock Ownership Plan (the "Plan") at December 30, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 28, 2004

3

Eastman Investment and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 30, 2003 and 2002
(in thousands)

		2003			2002

		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Assets

Investments at fair value	$581,835	$102,796	$684,631	$453,860	$102,942	$556,802

Investments at contract value	555,025	-	555,025	486,660	-	486,660

Receivables:

Employer contributions	28,226	5,927	34,153	27,496	5,410	32,906

Other	2,506	1,375	3,881	1,152	1,222	2,374

Total assets	1,167,592	110,098	1,277,690	969,168	109,574	1,078,742

Liabilities

Accrued expenses	15	15	30	11	18	29

Other liabilities	1,177	2,561	3,738	613	1,682	2,295

Total liabilities	1,192	2,576	3,768	624	1,700	2,324

Net assets
available for
plan benefits	$1,166,400	$107,522	$1,273,922	$968,544	$107,874	$1,076,418

The accompanying notes are an integral part of these financial statements.

4

Eastman Investment and Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefit
For the Years Ended December 30, 2003 and 2002
(in thousands)

		2003			2002

		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Additions to net assets:

Investment income (loss)
Interest	$27,505	$--	$27,505	$28,039	$--	$28,039
Dividends	8,989	4,999	13,988	6,733	4,971	11,704
Net appreciation (depreciation)
in fair value of investments	99,587	6,226	105,813	(86,592)	(6,008)	(92,600)

Net investment gain (loss)	136,081	11,225	147,306	(51,820)	(1,037)	(52,857)
Participant contributions	79,662	--	79,662	57,483	--	57,483
Plan Sponsor contributions	28,360	5,927	34,287	27,526	5,410	32,936
Interfund transfers	14,536	(14,536)	--	6,712	(6,712)	--

Total additions	258,639	2,616	261,255	39,901	(2,339)	37,562

Deductions from net assets:

Distributions to and
withdrawals by participants	60,630	2,977	63,607	67,401	4,883	72,284
Loan transfers, net	9	(9)	--	--	--	--
Administrative expenses	144	--	144	123	--	123

Total deductions	60,783	2,968	63,751	67,524	4,883	72,407

Net increase (decrease) in net assets
prior to Plan transfers	197,856	(352)	197,504	(27,623)	(7,222)	(34,845)
Transfer from ABCO
Industries, Inc. 401(k)
Profit Sharing Plan	--	--	--	3,121	--	3,121
Transfer from Eastman
Resins, Inc. Employees
Growth Sharing Plan	--	--	--	6,442	--	6,442
Transfer from Paintand -
Coatings.com 401(k) Plan	--	--	--	20	--	20

Increase (decrease) in net assets after
Plan transfers	197,856	(352)	197,504	(18,040)	(7,222)	(25,262)
Net assets available for plan
benefits at beginning of year	968,544	107,874	1,076,418	986,584	115,096	1,101,680

Net assets available for plan
benefits at end of year	$1,166,400	$107,522	$1,273,922	$968,544	$107,874	$1,076,418

The accompanying notes are an integral part of these financial statements.
5

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

1. DESCRIPTION OF PLAN

The Eastman Investment and Employee Stock Ownership Plan (the "Plan") is a defined contribution plan of a controlled group of corporations consisting of Eastman Chemical Company and certain of its wholly-owned subsidiaries operating in the United States ("Eastman", the "Company" or the "Plan Sponsor"). The Plan is organized pursuant to Sections 401(a) and (k) and Section 4975(e) (7) of the Internal Revenue Code. All United States employees of Eastman, with the exception of certain limited service and special program employees, and employees covered by a collective bargaining agreement with the Company, unless the collective bargaining agreement or the Plan specifically provides for participation, are eligible to participate in the Plan on their first day of employment with Eastman. The Plan was adopted by Eastman, the Plan Sponsor, on January 1, 1994 and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Investment Plan Committee ("IPCO"), which is the Plan Administrator and is comprised of Eastman employees. The Plan has trusts which are administered by the Fidelity Management Trust Company (the "Trustee"). The trusts include the Eastman Chemical Trust and the ESOP Trust.

During the year ended December 30, 2002, various transfers were made to and from the Plan as well as plan mergers. See the related notes to these financial statements for more information concerning transfers/mergers related to the ABCO Industries, Inc. 401(k) Profit Sharing Plan (Note 9), the Eastman Resins, Inc. Employees Growth Sharing Plan (Note 10), and the PaintandCoatings.com 401(k) Plan (Note 11).

For additional information regarding the Plan, see the complete Plan documents.

Contributions and vesting

Contributions to the Plan are made through two separate provisions: (a) deferral of qualifying compensation including the Eastman Performance Plan payout, and (b) contributions by the Plan Sponsor of cash or its common stock to the ESOP Fund as determined by the Compensation and Management Development Committee of the Board of Directors of Eastman.

6

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Plan includes a salary reduction provision allowing eligible employees to defer up to 40% of qualifying compensation, as defined in the Plan, for 2003 and 19% for 2002. For the catch-up salary deferral, an eligible employee who has attained age 50 before the close of the calendar year was allowed to defer up to 25% of qualifying compensation, as defined in the Plan, for 2003 and 2002 up to certain Internal Revenue Code limitations. In addition, participants may elect to defer a portion of their annual Eastman Performance Plan payout as a contribution to the Plan. The Eastman Performance Plan provides a lump-sum payment to participants based on the Company’s financial performance and is approved annually by the Company’s Board of Directors. For 2003, the maximum deferral for a Plan year is limited to 40% of the aggregate of Eastman Performance Plan payments and qualifying compensation, subject to certain Internal Revenue Code limitations. The final plan year for the Eastman Performance Plan ended on December 31, 2003. The final deferral from the Eastman Performance Plan occurred on March 12, 2004. Plan Sponsor contributions are also subject to certain other limitations. Participants’ salary deferrals are contributed to the Plan by Eastman on behalf of the participants. The Plan’s Trustee invests amounts contributed to the Plan, as designated by the participant, in common stock of Eastman, various growth and income mutual funds, and/or interest in a guaranteed investment contract fund (see Note 5). Generally, participants may transfer amounts among the funds on any business day. Additionally, participants may, if certain conditions are met, diversify amounts from their ESOP Fund account within the Plan (see Note 8). Each participant is at all times 100% vested in their account with the exception of amounts transferred from other plans, which continue to be subject to the former plans’ vesting requirements. The Plan allows for the Retirement Savings Contribution ("RSC"), to be contributed either to the ESOP Fund for employees' first five RSC contributions or into other Plan funds, as directed by the participant, for participants with more than five RSC contributions. For participants with more than five RSC contributions, the RSC is allocated to participant-directed funds in accordance with each participant's investment elections at such time as the RSC is made.

Plan Sponsor contributions may be paid at anytime during the plan year and subsequent to such plan year through the due date for filing the Company's federal income tax return, including any extensions.
Contributions may be paid to the ESOP Fund in cash or shares of Eastman common stock and are deposited in the Company contribution account. Allocations to the participants' accounts from the Company contribution account will be made each plan year to participants who are eligible employees on the date designated by the Company. Participants are not permitted to make contributions to the ESOP Fund and are 100% vested in their account balance at all times.

Employees may elect to transfer, into any of the Plan's fund options, balances received from (1) lump sum payouts from the Eastman Retirement Assistance Plan, a qualified defined benefit plan also sponsored by Eastman Chemical Company, (2) a former employer’s 401(a) and 401(k) plan, or (3) an employee’s individual retirement account containing amounts received from a qualified defined contribution plan under Section 401(a) and 401(k) of the Internal Revenue Code. All rollover contributions into the Plan must meet the applicable Internal Revenue Service requirements.

7

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Loans

IPCO may grant a loan of at least $1,000 to a participant provided that the aggregate of the participants’ loans outstanding does not exceed the lesser of (i) $50,000 reduced by the excess, if any, of (a) the participant’s highest outstanding loan balance from the preceding 12 months over (b) the outstanding total loan balance of loans from the Plan on the date on which the loan was made, or (ii) 50% of the non-forfeitable portion of the participant’s account, excluding amounts in a participant’s ESOP Fund account. In accordance with the Plan provisions, the rate of interest on new participant loans approximates current market rates. The term of any loan is determined by IPCO and shall not exceed five years. Loans transferred to the Plan from the Hercules Incorporated Savings and Investment Plan, the ABCO Industries, Inc. 401(k) Profit Sharing Plan, and the Eastman Resins, Inc. Employees’ Growth Sharing Plan carry terms applicable under those Plans. At December 30, 2003, $23.9 million in loans were outstanding for terms of 4 to 179 months and interest rates ranging from 4.75% to 10.50%. At December 30, 2002, $20.5 million in loans were outstanding for terms from 12 to 180 months and interest rates ranging from 4.75% to 10.50%.

Distributions

Distributions from the Plan require the approval of IPCO or its designee and are made under the following circumstances:

  Upon attaining age 59½, a participant may elect to receive a lump sum cash distribution of their total or partial account value while still actively employed.
  Upon separation of service from Eastman for any reason except death, the full value of a participant’s account is distributed in a lump sum payment for those participants who are not retirement-eligible and the participant account value is less than or equal to $5,000. Separated participants with accounts in excess of $5,000 or are retirement-eligible may elect (i) to defer distribution until a later date but, in no event, later than April 1 of the calendar year following the year a participant attains age 70½ or (ii) immediate lump-sum distribution of the participant’s account or, at the election of the participant, in monthly or annual installments. Participants in the Eastman Stock Fund or ESOP Fund may elect a lump sum distribution in Eastman common stock.
  In the event of death, the value of a participant’s account is paid in a lump sum if the designated beneficiary is not the surviving spouse or if the account value is less than or equal to $5,000. If the beneficiary is a surviving spouse and the participant account value exceeds $5,000, payment will be made in a lump-sum amount or, at the election of the surviving spouse, in monthly or annual installments.
  Distributions to participants shall commence in the year following the year a participant attains age 70½, unless the participant has terminated his or her service with the Company.
  Approval of hardship withdrawals will only be granted in order to meet obligations relating to the payment of substantial out-of-pocket medical expenses, the purchase of a primary residence, the payment of tuition or other post-secondary educational expenses, or payments to prevent eviction or foreclosure. Hardship withdrawals may not exceed the value of the participant’s accounts in the Plan on the date of withdrawal.
8

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

  The Trustee is authorized to honor qualified domestic relation orders issued and served in accordance with Section 414(p) of the Internal Revenue Code.

Dividends attributable to the ESOP Fund

IPCO may direct that Eastman common stock dividends attributable to the non-participant directed ESOP Fund be (a) allocated to the accounts of participants, (b) paid in cash to the participants on a nondiscriminatory basis or (c) paid by the Company directly to participants. Alternatively, dividends received from Eastman common stock maintained in the Loan Suspense Account may be applied to reduce the related loan balance.

Investment of ESOP Fund Assets

ESOP Fund assets are invested primarily in Eastman common stock, however, at IPCO's discretion, funds may also be invested in other securities or held in cash.

Investment assets can be acquired by the ESOP Fund in three ways:

  The Company may make a direct contribution of cash to the ESOP Fund, which would then be used to purchase Eastman common stock or other securities.
  The Company may contribute shares of Eastman common stock directly to the ESOP Fund.
  The Company may direct the Trustee to obtain a loan to purchase securities (i.e., leveraged ESOP). Until the loan is repaid, securities acquired with the respective loan process are not available to be allocated to participants' accounts and are maintained in a "Loan Suspense Account". On the last day of each plan year, a proportionate share of securities relating to loan amounts which have been repaid will be transferred out of the Loan Suspense Account and allocated to the accounts of ESOP Fund participants. The ESOP Fund currently is not a leveraged ESOP.

Allocations to participants' ESOP Fund accounts

Separate participant accounts are established to reflect each participant's interest in the ESOP Fund and are maintained under the unit value method of accounting. The ESOP Fund account maintained for each participant consists of:

  Plan Sponsor contributions made or invested in shares of Eastman common stock.
  Shares of Eastman common stock purchased with assets transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company and/or acquired with the proceeds of a loan released from the Loan Suspense Account.
  An allocable share of short-term interest and money market funds held in the ESOP Fund for purposes of payment of expenses and similar purposes.
9

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

  After-tax contributions transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company (such after-tax contributions are no longer permitted under the ESOP provisions).
The number of units allocated to a participant's account in any year is based on the ratio of the participant's compensation to the total compensation of all eligible employees entitled to share in the allocation for that plan year. In any year in which a Company contribution is made, a participant's allocation will not be less than one share of stock.

Federal law limits the total annual contributions that may be made on a participant's behalf to all defined contribution and defined benefit plans offered by the Company. Participants will be notified if their total annual contribution is limited by this legal maximum.

2.  SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements.

Basis of accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment policy and valuation

The Trustee may keep any portion of participant and Plan Sponsor contributions temporarily in cash or liquid investments as it may deem advisable. All dividends, interest or gains derived from investment in each fund are reinvested in the respective fund by the Trustee.

The Trustee has determined the market values of each fund except the Managed Income Fund as of December 30, 2003 and 2002. Such market values equal the aggregate of the closing prices of the securities held in each fund on December 30, 2003 and 2002 as reported by national exchanges, if available, or otherwise in good faith by the Trustee, plus cash, interest, dividends and such other sums received and accrued but not yet invested. The Managed Income Fund is reported at contract value as determined by the contract issuers.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

10

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded at the ex-dividend date.

Payments to participants

Benefits are recorded when paid.

Reclassifications

The Company has reclassified certain 2002 amounts to confirm to the 2003 presentation.

3.  CONTRIBUTIONS

Participant contributions represent qualifying compensation and other qualifying employee bonuses withheld from participating employees by Eastman and contributed to the Plan. Such contributions are invested in the Plan’s funds as directed by the participants with the exception of the ESOP Fund, subject to ERISA funding limitations. The Plan has accrued contributions for participant-directed funds of $28.2 million and $27.5 million, and for the non-participant-directed ESOP Fund of $5.9 million and $5.4 million at December 30, 2003 and 2002, respectively.

4.  LOANS TO PARTICIPANTS

The Plan Trustee makes loans to participants in accordance with Plan provisions. Loans made are accounted for as a transfer from the fund directed by the participant to the loan fund. The principal portion of loan repayments reduces the Loan Fund receivable. The principal and interest repaid are directed to funds to which the participant’s current contributions are directed; the principal is accounted for as a transfer and the interest accounted for as income in the fund to which the participant’s current contributions are directed. The Loan Fund’s net assets and changes in net assets are included in the participant-directed funds in the Statements of Net Assets and Changes in Net Assets Available for Benefits, respectively.

Unless otherwise specified by the participant, loan proceeds will be withdrawn from the investment funds on a pro-rata basis. Outstanding loans at December 30, 2003 and 2002 were $23.9 million and $20.5 million, respectively. Interest income earned on loans to participants in 2003 and 2002 was approximately $1.4 million and $1.5 million, respectively for each year and is credited directly to the participants’ accounts.

5.  INVESTMENTS

At December 30, 2003 and 2002, the Plan's assets were invested in investment contract funds (see Note 6), mutual funds, and in Eastman Chemical Company common stock. Subject to certain limitations, participants are provided the option of directing their contributions among these investment options. The Plan also holds an interest in the non-participant directed Eastman ESOP Fund which invests in Eastman Chemical Company common stock and short-term interest funds. The Trustee manages investments in all funds. The following investment options, which invest primarily in common stock of the Plan sponsor, were available to participants in both 2003 and 2002.

11

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Eastman Stock Fund

This participant-directed fund consists primarily of Eastman Class A common stock. Purchases and sales of Eastman stock are generally made on the open market on behalf of and as elected by Plan participants. During 2003, the Trustee purchased 1,321,600 shares of Eastman stock for the fund at an average price of $32.61 per share, and sold 1,540,077 shares of Eastman stock for the fund at an average price of $34.24 per share. During 2002, the Trustee purchased 1,700,200 shares of Eastman stock for the fund at an average price of $40.79 per share and sold 1,385,247 shares at an average price of $42.73 per share.

Eastman ESOP Fund

This non-participant directed fund consists primarily of Eastman Class A common stock. Purchases and sales of Eastman stock are generally made on the open market, on behalf of its participants and as directed by the Plan’s guidelines. During 2003, the Trustee purchased 166,200 shares of Eastman stock for the fund at an average price of $32.00 per share, and sold 358,647 shares of Eastman stock for the fund at an average price of $34.12 per share. During 2002, the Trustee purchased 126,614 shares of Eastman stock for the fund at an average price of $40.50 per share, and sold 166,668 shares at an average price of $42.57 per share.

At December 30, 2003 and 2002, the following investments represented 5% or greater of ending net assets, (in thousands):

	2003
	Shares	Fair value

Managed Income Fund	555,025	$573,949
Eastman Chemical Company Common Stock	19,250	178,668
Fidelity Magellan® Fund	1,066	104,006
Fidelity Contrafund	1,628	80,328

	2002
	Shares	Fair value

Managed Income Fund	486,660	$513,573
Eastman Chemical Company Common Stock	21,004	184,519
Fidelity Magellan® Fund	1,083	85,333
Fidelity Contrafund	1,568	60,357

12

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

During 2003 and 2002, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by $105.8 million and ($92.6) million, respectively, as follows (in thousands):

	Net Appreciation
	(Depreciation)
	2003	2002

ESOP Fund	$6,226	$(6,008)
Eastman Stock Fund	6,803	(1,784)
Hercules Stock Fund	181	(240)
Fidelity Fund	9,819	(12,383)
Fidelity Puritan® Fund	5,870	(4,109)
Fidelity Magellan® Fund	20,453	(28,655)
Fidelity Contrafund	17,468	(7,694)
Fidelity Spartan® U.S. Equity Index Portfolio	7,046	(7,602)
Fidelity International Growth and Income Fund	3,825	(1,128)
PIMCO Total Return Fund	(47)	275
Managed Income Fund	(2)	(175)
Franklin Small Cap Growth Fund	9,729	(11,681)
Templeton Foreign Fund	1,127	(399)
Neuberger & Berman Genesis Trust Fund	6,508	(1,426)
Fidelity Blue Chip Growth Fund	3,810	(5,694)
Fidelity Freedom Income Fund	47	(24)
Fidelity Freedom 2000 Fund	129	(89)
Fidelity Freedom 2010 Fund	683	(469)
Fidelity Freedom 2020 Fund	1,396	(1,078)
Fidelity Freedom 2030 Fund	941	(787)
Fidelity Freedom 2040 Fund	295	(216)
Fidelity Retirement Money Market Fund	--	(7)
Fidelity Spartan® Extended Market Index Fund	1,750	(916)
Fidelity Spartan® International Index Fund	569	(311)
Clipper Fund	250	--
Strong Advisor Small Cap Value Fund	687	--
TCW Galileo Select Equities Fund	222	--
Self Directed Brokerage Account	28	--

Total	$105,813	$(92,600)

13

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

6.  INSURANCE CONTRACTS

The Plan holds an interest in the Managed Income Fund which invests in guaranteed investment contracts ("GICs), which are contracts between an insurance company and the fund that provide for guaranteed returns on principal amounts invested over various periods of time. This participant-directed fund also invests in synthetic GICs. The term "synthetic" investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A "synthetic" investment contract, also referred to as a "wrap" contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan’s ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets.

To meet daily liquidity needs the Managed Income Fund invests in short-term interest funds similar to money markets. The average yield for the Managed Income Fund was 5.02% and 5.59% for 2003 and 2002, respectively. The weighted average crediting interest rate for the fund was 4.56% and 5.24% at December 30, 2003 and 2002, respectively. In accordance with ERISA regulations, investment contracts held by the fund are reported at values determined by the contract issuer in accordance with the terms of the contracts themselves. The fair value in accordance with Statement of Financial Accounting Standards No. 107 of investments contracts and short-term interest investments held by the fund was $573.9 million and $513.6 million at December 30, 2003 and 2002, respectively. Crediting interest rate resets occur quarterly and/or annually under the provisions of each individual contract in the fund. There are no minimum crediting interest rates for any of the investment contracts in the fund at December 30, 2003 and 2002.

The value of the Managed Income Fund reflected in these financial statements is based upon the principal invested and the interest credited. The fair value of the Managed Income Fund, by investment type, as of December 30, 2003 and 2002 was as follows:

(in thousands)	December 30, 2003	December 30, 2002

Security backed investments:
Underlying assets	$555,025	$486,660
Wrapper contracts	$18,924	$26,913

Total contracts	$573,949	$513,573

7.  OTHER RECEIVABLES

Other receivables in the amount of $3.9 million and $2.4 million at December 30, 2003 and 2002, respectively represent interest and dividends receivable, as well as receivables from the sale of stock.

14

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

8.  DIVERSIFICATION FROM ESOP FUND

Active or retired employees of the Company are eligible to diversify funds held in their ESOP Fund account. Effective July 2003, a participant may direct that all or any portion of his ESOP Fund account be transferred to other funds in the Plan without restrictions. This diversification is elected by employee notification to the IPCO who then transfers a portion of their account within the Plan for investment as directed by the participant. During 2003 and 2002, $9.5 million and $1.8 million, respectively, were transferred from the ESOP Fund within the Plan in connection with this program.

9.  MERGER WITH THE ABCO INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN

ABCO Industries, Inc. is a wholly owned subsidiary of Eastman Chemical Company. Effective with the amendment, all U.S. employees of ABCO Industries, Inc. became employees of the Company and as such, became covered by the Plan. As a result, the IPCO Board of Directors approved the merger of the ABCO Industries, Inc. 401(k) Profit Sharing Plan (the "ABCO 401(k)") into the plan. The net assets of the ABCO 401(k) of $3.1 million were transferred to the Plan on July 1, 2002, and were allocated to the participant-directed funds as chosen by the former participants in the ABCO 401(k).

10.  TRANSFER OF ASSETS FROM THE EASTMAN RESINS, INC. EMPLOYEES’ GROWTH SHARING PLAN

In June 1999, the Plan Sponsor completed the acquisition of Lawter International, Inc. (subsequently renamed Eastman Resins, Inc.). In connection with this acquisition, the Plan Sponsor assumed the retirement obligations associated with individuals employed by Lawter International, Inc. prior to the acquisition and who subsequently were retained as employees of Eastman Chemical Company. Prior and subsequent to the acquisition, the former Lawter employees were participants in the Lawter International, Inc. Employees’ Growth Sharing Plan, which was subsequently renamed the Eastman Resins, Inc. Employees’ Growth Sharing Plan (the "Eastman Resins Plan"). As a result, the IPCO Board of Directors approved the transfer to the Plan on July 1, 2002, of the accounts of substantially all non-union employees who participate in the Eastman Resins Plan. In connection with the amendment on July 1, 2002, assets in the amount of $6.4 million held by the Eastman Resins Plan were transferred to the Plan and were allocated based upon each participant’s individual investment elections to participant directed funds in the Plan that were similar to those available under the Eastman Resins Plan.

11.  MERGER WITH THE PAINTANDCOATINGS.COM 401(K) PLAN

In 2001, the Plan Sponsor completed the acquisition of PaintandCoatings.com. In connection with this acquisition, the Plan Sponsor assumed the retirement obligations associated with individuals employed by PaintandCoatings.com prior to the acquisition. As a result, the IPCO Board of Directors approved the merger of the PaintandCoatings.com 401(k) Plan (PAC) into the plan. In September 2002, assets in the amount of $19,830 held by the PAC were transferred to the Plan and were allocated based upon each participant’s individual investment elections to participant directed funds in the Plan that were similar to those available under the PAC.

15

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

12.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participant accounts will be distributed to individual participants in accordance with the Plan document and ERISA provisions.

13.  FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter in May 2003, in which the Internal Revenue Service stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes the Plan qualifies and operates in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

14.  PLAN EXPENSES

Reasonable expenses of administering the Plan, unless paid by the Company, shall be paid by the Plan. For both 2003 and 2002, trustee fees associated with the Eastman Stock Fund and the Eastman ESOP Fund were paid with assets of those individual funds. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds, as the case may be. Loan administration fees are deducted quarterly from the accounts of participants with outstanding loan balances. Loan origination fees are deducted from the participants account at the inception of the loan. For 2003 and 2002, the Company paid all other expenses of the Plan related to plan oversight and administration including auditing fees.

15.  RELATED PARTIES

Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company, ("FMTC"). FMTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as loans to Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules.

16

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 30, 2003
(in thousands)

		Historical	Current
Identity of party involved	Description of investment	cost	value

* Eastman Chemical Company	Common stock, short term interest fund	$215,565	$178,668
* Fidelity Management Trust Company	Fidelity Fund	**	47,703
* Fidelity Management Trust Company	Fidelity Puritan Fund	**	42,022
* Fidelity Management Trust Company	Fidelity Magellan Fund	**	104,006
* Fidelity Management Trust Company	Fidelity Contrafund	**	80,328
* Fidelity Management Trust Company	Fidelity Spartan U.S. Equity Index Portfolio	**	34,934
* Fidelity Management Trust Company	Fidelity International Growth and Income Fund	**	14,313
* Fidelity Management Trust Company	Managed Income Fund	**	555,025
* Fidelity Management Trust Company	PIMCO Total Return Fund	**	20,186
* Fidelity Management Trust Company	Franklin Small Cap Growth Fund	**	33,981
* Fidelity Management Trust Company	Templeton Foreign Fund	**	5,622
* Fidelity Management Trust Company	Neuberger and Berman Genesis Trust Fund	**	30,295
* Fidelity Management Trust Company	Fidelity Blue Chip Growth Fund	**	19,282
* Fidelity Management Trust Company	Fidelity Freedom Income Fund	**	1,153
* Fidelity Management Trust Company	Fidelity Freedom 2000 Fund	**	1,986
* Fidelity Management Trust Company	Fidelity Freedom 2010 Fund	**	6,293
* Fidelity Management Trust Company	Fidelity Freedom 2020 Fund	**	7,940
* Fidelity Management Trust Company	Fidelity Freedom 2030 Fund	**	4,621
* Fidelity Management Trust Company	Fidelity Freedom 2040 Fund	**	1,733
* Fidelity Management Trust Company	Fidelity Spartan Extended Market Index
	Fund	**	6,242
* Fidelity Management Trust Company	Fidelity Spartan International Index Fund	**	2,479
* Fidelity Management Trust Company	Participant Loan Fund with terms ranging
	from 4 – 179 months and rates ranging from 4.75% to 10.5%	**	23,930
* Fidelity Management Trust Company	Fidelity Retirement Money Market	**	6
* Fidelity Management Trust Company	Clipper Fund	**	5,130
* Fidelity Management Trust Company	Strong Advisor Small Cap Value Fund	**	7,312
* Fidelity Management Trust Company	TCW Galileo Select Equities Fund	**	3,603
* Fidelity Management Trust Company	Self Directed Brokerage Account	**	863

			$1,239,656

* Represents a party-in-interest to the Plan.

** Historical cost is omitted because the investment is participant-directed.
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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Eastman Investment and Employee
Stock Ownership Plan

Date: June 28, 2004            By: /s/ Curtis E. Espeland
                  Curtis E. Espeland
Controller and Chief
Accounting Officer

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Eastman Investment and Employee Stock Ownership Plan
Exhibit Index

Exhibit Number	Description	Sequential Page Number

23.01	Consent of Independent Registered Public Accounting Firm	20

19